

Mail Stop 3720

February 9, 2017

Bret Richter
Executive Vice President, Chief Financial Officer, and Treasurer
MSG Networks, Inc.
11 Pennsylvania Plaza
New York, New York 10001

  Re: MSG Networks, Inc.
    Form 10-K for Fiscal Year Ended June 30, 2016
    Filed August 18, 2016
    File No. 001-34434

Dear Mr. Richter:

  We have reviewed your filing and have the following comment. Please comply with the comment in future filings. Confirm in writing that you will do so and explain to us how you intend to comply.

  Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response, we may have additional comments.

Item 1. Business, page 3

Revenue – Affiliation Fee Revenues, page 5

We note that over 90% of your consolidated revenues are attributable to your carriage agreements that are concentrated among four distributors. To provide investors with greater insight into your future cash flows and revenue streams, provide ranges of expiration dates for your carriage agreements with your most significant distributors.

  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436 or me at (202) 551-3810 with any questions.

                                              Sincerely,

                                              /s/ Larry Spirgel

                                              Larry Spirgel
                                              Assistant Director
                                              AD Office 11 - Telecommunications